DELTA MUTUAL, INC.
                             111 North Branch Street
                             Sellersville, PA 18960

                                 April 17, 2006

Securities and Exchange Commission
Washington, D.C. 20549

Dear Sir/Madam:

      We have received your comment letter dated April 11, 2006. The response letter of Delta Mutual, Inc. (the "Company") to these comments is attached hereto.

      As President of the Company, this is to confirm that the Company is responsible for the accuracy and adequacy of the disclosure in the filings. I personally review all filings before they are submitted and work closely with the Company's legal counsel and auditor.

      I acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.


Sincerely,


/s/ Peter F. Russo

Peter F. Russo
President
Delta Mutual, Inc.


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                               DELTA MUTUAL, INC.
                             111 North Branch Street
                             Sellersville, PA 18960

April 17, 2006


Robert Telewicz
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

      RE:   Delta Mutual, Inc.
            4.02 Form 8-K
            Filed January 26, 2006
            File No.  000-30563

Dear Mr. Telewicz:

      Delta Mutual, Inc. (the "Company") has received a comment letter from the Securities and Exchange Commission ("Commission") under date of April 11, 2006. As requested in such letter, the Company herewith provides the response to the question raised by staff. For convenience, the comment is repeated below, followed by the Company's response.

Form 8-K

SEC COMMENT 1:

      We have considered your response to our prior comment. We are still unclear how you have determined that your disclosure controls and procedures were effective despite the material error disclosed in your filing. Tell us how you have considered the effects your restatement had on your assessment of internal controls in light of paragraph 140 of PCAOB AS No. 2 and whether the effected controls would be included within your disclosure controls and procedures in accordance with SEC Release 3308238. Additionally, tell us how you considered the need to disclose your rationale for concluding that your disclosure controls and procedures were effective despite the material error discovered in your financial statements in your amended form 10-K.

COMPANY RESPONSE:

      The error leading to the restatement of our Form 10-KSB for the year ended December 31, 2004 and Form 10-QSB for the quarterly period ended March 31, 2005, due to application of the adoption of a change in accounting principle in accordance with EITF 00-27, solely with respect to the embedded conversion feature of related warrants, has resulted in a change in the Company's internal controls and disclosure controls and procedures in connection with the review of accounting principles being applied to all our financial statements. In connection with the review of the Company's financial statements for the year ended December 31, 2005, included in the Company's Form 10-KSB filed April 3, 2006, the Company initiated a review procedure that included discussion of the pertinent accounting and disclosure issues by a group including the Chief Executive Officer (and sole director), the Chief Financial Officer, outside counsel and the Company's independent auditors. In addition, a further review of the final draft financial statements, was conducted by an outside concurring reviewer to assure proper accounting procedures are being followed.

      Based on the existence of this expanded review procedure, the Company concluded in its recent 10-KSB filing that its disclosure controls and procedures were effective. We did not consider that there was a need to disclose our rationale and added procedures for concluding that our expanded disclosure controls and procedures were effective, or to discuss these expanded controls and procedures. The Company, however, would be willing so to do in future filings if such a disclosure is viewed as an appropriate public disclosure for the Company to make.

      As President of the Company, this is to confirm that the Company is responsible for the accuracy and adequacy of the disclosure in the filings. I personally review all filings before they are submitted and work closely with the Company's legal counsel and independent auditor.

      I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.


Sincerely,


/s/ Peter F. Russo

Peter F. Russo
President
Delta Mutual, Inc.